STATE AUTO FINANCIAL CORPORATION

518 East Broad Street

Columbus, Ohio 43215

(614) 917-5346 (Direct Number)

(317) 931-6337 (Facsimile Number)

March 25, 2010

VIA EDGAR

United States

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	State Auto Financial Corporation

Preliminary Proxy Statement on Schedule 14A

Filed March 16, 2010

File No. 000-19289

Ladies and Gentlemen:

This letter is in response to the March 22, 2010 comment letter from the staff of the Securities and Exchange Commission (the “Commission”) to Robert P. Restrepo, Jr., Chairman, President and Chief Executive Officer of State Auto Financial Corporation (the “Company”), with respect to the subject filing.

For your convenience, the comment contained in the March 22 letter is repeated below followed by the Company’s response.

Proposal Two

1.

Rule 14a-4(a)(3) requires that the form of proxy “identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters.” You have “bundled” four separate proposals into one proposal as “certain amendments to the Amended and Restated Code of Regulations.” Please revise your proxy statement to separately identify, discuss and vote on each of the amendments in the proxy statement.

ANSWER: The Company is filing Amendment No. 1 to the subject Preliminary Proxy Statement to separate the proposals as requested.

The Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please contact Joseph P. Boeckman with Baker & Hostetler LLP at (614) 462-4737.

Very truly yours,

STATE AUTO FINANCIAL CORPORATION

By	/s/ James A. Yano
James A. Yano
Vice President and General Counsel

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